320 KINGSLAND LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION

(SEPTEMBER 28, 2016) TO DECEMBER 31, 2017

RB | **RICH &**
BANDER

CERTIFIED PUBLIC ACCOUNTANTS

320 KINGSLAND LLC
TABLE OF CONTENTS
DECEMBER 31, 2017

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
320 Kingsland LLC
Brooklyn, NY

We have reviewed the accompanying financial statements of 320 Kingsland LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of income and members' equity and cash flows for the period from inception (September 28, 2016) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rich and Bander, LLP

New York, NY
January 24, 2018

79 MADISON AVENUE EIGHTH FLOOR NEW YORK, NY 10016
Tel: (212) 684-2470 Fax: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

320 KINGSLAND LLC
BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2017

ASSETS		
Current assets		
Cash and cash equivalents	$	10,123
Total current assets		**10,123**
TOTAL ASSETS	**$**	**10,123**
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	10,633
Total current liabilities		**10,633**
Members' equity (deficit)		**(510)**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**10,123**

See accompanying notes and independent accountant's review report.

320 KINGSLAND LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY (UNAUDITED)
FOR THE PERIOD FROM SEPTEMBER 28, 2016 (INCEPTION) TO DECEMBER 31, 2017

Revenues	$	-
Expenses		
Public relations		15,333
Professional fees		7,400
Office expense		141
		22,874
Net loss		(22,874)
Members' equity (deficit) - beginning of period		-
Contributions - Class A Members		22,364
Members' equity (deficit) - end of period	$	(510)

320 KINGSLAND LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE PERIOD FROM SEPTEMBER 28, 2016 (INCEPTION) TO DECEMBER 31, 2017

Cash flows from operating activities:		
Net loss	$	(22,874)
Adjustments to reconcile net loss to net cash		
provided used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		10,633
Total adjustments		10,633
Net cash used in operating activities		(12,241)
Cash flows from financing activities:		
Member contributions		22,364
Net cash provided by financing activities		22,364
Net increase in cash and cash equivalents		10,123
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	10,123
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

320 Kingsland LLC (the "Company") was organized in September 2016 under the laws of the State of New York. The Company is a business whose planned principal operations are to operate as a brewery for a new line of beer called "Production" and a restaurant which will offer food to customers. The Company is currently in the process of securing a 5,000 square-foot facility in the Greenpoint neighborhood of Brooklyn, New York where it plans to operate. The Company also is in the process of raising additional capital to support the completion of its development activities to begin operating as soon as possible. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to further develop the Company's facility and pay for other start-up costs.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2017, the Company has not yet achieved profitable operations, has accumulated losses of $22,874 since its inception, has a working capital deficit of $510, and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by additional debt or equity financing; however, there is no assurance of additional funding being available.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Advertising Costs

Advertising costs are charged to operations as incurred. The Company incurred no advertising costs for the period from inception (September 28, 2016) to December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and these differences could be material.

Income Taxes

The Company is classified as a Partnership for federal and state income tax purposes, whereby the Company's income or loss is reported by the members on their own income tax returns. Accordingly, no provision has been made for federal and state income taxes. The Company remains liable for New York City Unincorporated Business tax.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2017 the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Date of Management's Review

Management has evaluated subsequent events through January 24, 2018, which is the date the financial statements were available to be issued.

2) **CONCENTRATIONS OF CREDIT RISK**

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances at a major financial institution. The balances, at times, may exceed federally insured limits. As of December 31, 2017, there were no uninsured balances.